SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Toothy Cow Productions, LLC (the "Company" or "TCP") is a Tennessee limited liability company, formed on March 9, 2021. The Company address is PO Box 681142 Franklin TN 37068.

The Company's website is toothycowproductions.com. The information on or through our website is not a part of this Form C-AR.

Item	Most Recent Fiscal Year-end	Prior Fiscal Year-end
Total Assets	$ 9,910,360	$ 4,540,260
Cash and Cash Equivalents	$ 739,289	$ 866,948
Accounts Receivable	$ 649,690	$ 286,993
Short-term Debt	$ 8,765,719	$ 2,173,911
Long-term Debt	$ 2,000,000	$ 2,000,000
Revenues/Sales	$ 761,493	$ 273,846
Cost of Goods Sold	$ 0	$ 1,169,386
Taxes Paid	$ 437	$ 2,997
Net Income	$ (676,769)	$ (1,506,873)

Two prior-year amounts have been updated. To reflect the capitalization of production costs in 2024. Cost of Goods Sold for the prior fiscal year has been adjusted from $3,151,007 to $1,169,386. In addition, Taxes Paid for the prior fiscal year have been adjusted from $26,715 to $2,997 to reflect the refund of previously paid State taxes.

After nearly 5 years of distribution partnership, on November 14th it was announced in the trades that the Company has entered into an agreement to be acquired by Angel Studios. As of the time of this filing, the transaction is still in-process. After the proposed acquisition, the Company and its leadership will continue in current role(s) to produce the series toward its epic conclusion as a wholly owned subsidiary of Angel Studios.

BOARD OF MANAGERS

Manager:	Dates of Service on Board of Managers:
Andrew Peterson	February 2023 - Present
James Chris Wall	February 2023 - Present
Ajay Madhok	February 2023 - Present
Jason Melton	May 2025 - Present
William Cook	May 2025 - Present

Ajay Madhok
Managing Partner of Angel Acceleration Fund and EVP of Business Strategy at Angel
Studios. A mediaX Distinguished Scholar and an affiliate of the Graduate School of Business at
Stanford University.

James Chris Wall (Chris)
Chris is a respected creator of family and faith-infused entertainment. His work has been enjoyed
by millions of families after spending over 10 years working with Big Idea and Dreamworks
Animation to produce the venerated animated series, VeggieTales. He led a multi-national team
for "3-2-1 Penguins" airing on NBC/Qubo. His career in animation has spanned over 20 years,
beginning with Max Lucado's "You Are Special" direct- to-video special, where he served as
editor and voiced the lead character. He also created the acclaimed "The Slugs & Bugs Show"
with Brentwood Studios and RightNow Media.

Jason Melton
Jason Melton grew up in west Texas State Parks, developing a love of nature and adventure.
After graduating from Princeton, he became a successful investment banker and entrepreneur
and led the growth and sale of healthcare tech startup 2nd.MD, winning Entrepreneur of the Year
by EY in 2018. Jason is now the lead investor in THE WINGFEATHER SAGA and is an active
investor and producer in film, tv, music and gaming. Jason and his family are building a 1,200
acre biodiverse, regenerative farm and community near Austin, TX.

Andrew Peterson
Andrew is a recording artist, songwriter, producer, filmmaker, and award-winning author of The
Wingfeather Saga. In 2008, Andrew founded a non-profit arts organization called The Rabbit
Room. The Rabbit Room hosts concerts and conferences and has published over 30 books to
date. Between the books, albums, and tours, Andrew has spoken regularly at conferences,
universities, and seminaries around the country and in the U.K. on art, faith, and writing. He was
writer-in-residence at Covenant College in 2015, and at John Brown University in 2014. He
received the Association of Biblical Higher Education (ABHE) Delta Epsilon Chi Honor Society

award, presented to an alumnus who has distinguished himself/herself by intellectual achievement, Christian character, and leadership ability. Most recently he was a keynote speaker in Cambridge, England for the C. S. Lewis Foundation's Oxbridge Summer Conference.

William Cook, Ph.D.
Will Cook is a psychologist by training. After working in private practice, in 2004 he started an online continuing education company providing training to mental health professionals, which provided necessary training to renew their licenses. In 2008, a continuing education company was started for nurses. In 2021, 60% of these businesses were sold. Will is currently working with his son, William, on a continuing education site for pharmacists. In 2015, Will and his wife, Kay, moved to Missoula. They are involved with their Anglican Church there, along with SRG— which does ministry work in the Middle East, Charity Water, The Rabbit Room, Host and Artist, The Missoula Symphony, Dead Sea Squirrel, The Wingfeather Saga, and other mission opportunities.

OFFICERS OF THE COMPANY

Name	Position	Term of Office	Responsibilities
Andrew Peterson	Executive Producer	March 2021 - Present	Writer, Creative Director
James Chris Wall	CEO and Executive Producer	March 2021 - Present	Showrunner, Business Administration
Keith Lango	CTO and Executive Producer	September 2021 - Present	Technology, Animation
Garrett Taylor	Art Director	September 2021 - Present	Art Direction
Brock Starnes	COO and Executive Producer	March 2022 - Present	Production and Distribution

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Andrew Peterson
Employer: Toothy Cow Productions; LLC; Shining Isle Productions, LLC. Employer's Principal Business: Animation Studio
Title: President and Executive Producer
Dates of Service: 2021 - Present

Employer: The Rabbit Room
Employer's Principal Business: Not for profit community and spiritual development with events and annual conference
Title: President and Artistic Director
Dates of Service: 2008 - Present

James Chris Wall
Employer: Toothy Cow Productions, LLC Employer's Principal Business: Animation Studio
Title: CEO and Executive Producer
Dates of Service: 2021 - Present

Employer: Self Employed
Employer's Principal Business: Producing Faith and Family Media
Title: Executive Producer
Dates of Service: 2016 - May 2021

Keith Lango
Employer: Toothy Cow Productions, LLC.
Employer's Principal Business: Animation Studio
Title: CTO and Executive Producer
Dates of Service: August 2021 - Present

Employer: Amazon Games Studios
Employer's Principal Business: Game Studio
Title: Cinematics & Marketing Art Lead
Dates of Service: December 2019 - August 2021

Garrett Taylor
Employer: Toothy Cow Productions, LLC.
Employer's Principal Business:
Animation Studio Title: Art Director
Dates of Service: August 2021 - Present

Employer: Pixar Animation Studios
Employer's Principal Business: Animation Studio
Title: Art Director
Dates of Service: June 2011 - August 2021

Brock Starnes
Employer: Toothy Cow Productions, LLC.
Employer's Principal Business: Animation Studio
Title: COO and Executive Producer
Dates of Service: March 2022 - Present

Employer: Brentwood Studios, LLC.
Employer's Principal Business: Producing and distributing faith and family content
Title: Principal
Dates of Service: March 2010 - Present

Number of Employees and Contractors as of December 31, 2025: 85

PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder:	No. and Class of Securities Now Held:	% of Voting Power:
Shining Isle Productions, LLC*	16,250,000	91.7%

*Each of J. Chris Wall and Andrew Peterson are 32.5% owners in Shining Isle Productions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company produces and manages the animated series The Wingfeather Saga, based on the popular 4-book series by Andrew Peterson.

The Wingfeather Saga chronicles the adventures of the Wingfeather family as they discover secrets, flee the evil Fangs of Dang, seek their place in the world, and make a stand against the mysterious ruler, Gnag the Nameless. They will need their special gifts and all the love of their noble mother and ex-pirate grandfather to survive the venomous Fangs, sea dragons, flabbits, and (gulp) toothy cows!

Company has built a fully operational CGI animation studio, which has created a proprietary, cutting-edge pipeline using Unreal Engine that allows distinctive and feature-rich visuals at a competitive premium TV scope.

Season One released from December 2022 to March 2023 and includes 6x25-minute episodes.

Season Two released exclusively in the Angel Studios Guild from April 2024 to May 2024 and includes 7x25-minute episodes.

Season Three released exclusively on Angel from November 2025 to December 2025 and includes 6x25-minute episodes.

Season Four is in production and is scheduled to release in fall 2026. Season Five is in pre-production.

The tv series is distributed through online video streaming services, television and home video. Including the development and distribution of licensing and merchandising products. The Company has entered into an Exclusive Distribution Agreement with Angel Studios who will seek to monetize the series through direct-to-consumer distribution, and licensing to other streaming and/or broadcast platforms. Producers intend to reinvest revenues to develop future seasons and episodes based on the 4-book series. Global vision with phased approach. Series targets 8-12-year-olds with co-viewing, family entertainment.

Company generates revenue from four main sources:

- Merchandising. Currently the Season One and Two DVD/Blu-ray is the top seller, along with Digital Home Video. Other leading products include: character plush toys, Art of Season One book, collectible figurines and apparel.
- Pay-it-forward. Season One has been available to watch for free, and viewers are asked to pay-it-forward and support the series creating more episodes. This creates a larger audience to funnel into merchandising opportunities.
- Licensing. Angel Studios licenses the show for streaming to other platforms.
- Angel Guild. Angel Studios subscription/membership platform.

Season Three when it released earned strong viewership in Angel Studios Guild. Season Three landed in the top 3 shows on Angel through Q4. That demonstrated strong audience demand and viewership leading to the largest quarterly royalty to date in Q4 2025. Now with 19 episodes, and 7 more episodes in production, the series is well positioned to experience significant expansion with increased marketing and distribution.

With the proposed acquisition by Angel, there's now a path to create new seasons which increase watch time and expand the audience on Angel, as well as through other channels. Season 4 is in production, and Season 5 is now in pre-production.

RISK FACTORS

Risks Related to the Company and our Business

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable episodic television series (the "Series") in line with the budget. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

The release of Season Three, coupled with the growth of the Angel Guild, propelled the series to its largest audience to date and generated the largest quarterly royalty in the Company's history.

The Company has a limited operating history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the Series. Accordingly, the Company has limited operating history on which prospective investors may evaluate the Company's business and prospects.

The company is new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will only produce the Series. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Because the television industry business is highly speculative, the Company may never achieve profitability.

The television industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any television series since the revenues derived from the production and distribution of such product primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a television series also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend on production costs, public tastes and promotion success. The Company expects to generate its future revenues from the distribution and exploitation of the Series and the rights therein. The Company's future revenues will depend on getting the Series produced and into distribution, upon the timing and the level of market acceptance of the Series, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Series depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, distributing and marketing the Series, revenues generated upon initial release of any seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, distribution and marketing of the Series is complete, revenues from the Series are likely to decrease over time.

The Series will be subject to the risks associated with the production and distribution of a television series.

Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparations for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to produce and distribute our Series. Implementing health and safety measures during production of the Series could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

The Company's Series is distributed by Angel Studios, Inc.

The Company has a license agreement to distribute the Series through Angel Studios 'streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace, and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged, and no assurance can be given that a qualified successor could be found. These professionals and key personnel may also be involved in other projects that take them away from the production of the Series, causing delays and increasing costs. The Company may elect to offer membership units to key production personnel as a means of obtaining the best possible crew at the lowest up-front cost, though there is no assurance such personnel will accept these terms. Additionally, many production positions require the Company to hire members of unions or guilds, which may limit the Company's ability to terminate unsatisfactory or non-performing personnel and could further delay production and increase costs.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may be required to raise additional capital to fully fund our business plan and expand our operations.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Budget overruns may adversely affect the Company's business.

Actual production costs for the series may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Series. If any of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company's business, results of operations or financial results.

The Company's success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the Series. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Series. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse-effect on the Company's business, prospects, financial condition, and results of operations.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The public and/or existing Wingfeather fanbase may not like our adaptation of the book.

There is no assurance that the public and/or Wingfeather fan base will like or accept our TV series adaptation of the 4 Wingfeather books. It is impossible to judge in advance what the reaction of the public and/or existing Wingfeather fan base will be to the Series. To the extent that the Series receives unfavorable reviews from these individuals, its chances of success may be substantially diminished.

Risks Related to the Securities and Offerings

Investors own non-voting Preferred Units and will have no ability to control or influence the business decisions of the Company.

Investors in offering(s) obtained non-voting Preferred Units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Voting control is in the hands of a single entity, Shining Isle Productions. Subject to any fiduciary duties owed to owners or investors under Tennessee law, Shining Isle Productions may be able to exercise significant influence on matters requiring owner approval, including the election of Board of Managers, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. The concentration of ownership could delay or prevent a change of control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Shining Isle Productions could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors may experience dilution or reduction in ownership percentages in the future if the Company raises additional units, awards employees from equity incentive pool, and/or mergers with another entity.

The Company may, in the sole discretion of the Board of Managers, authorize and issue additional membership units to raise additional capital to fund subsequent seasons of the Series. Any such issuance would reduce the ownership percentage of investors in this Offering. If any issuances occur at the price per unit below the price paid by investors in this Offer, the ownership percentage of investors in this Offering may be diluted.

Additionally, grants or awards made from the Company's equity incentive pool may dilute the ownership interests of current investors. Furthermore, in the event of a merger with another entity, the terms of such transaction, including the number of units issued as consideration and the implied price per unit relative to the price paid by investors in this Offering, could also result in dilution of investors' ownership interests.

The offering price of the Units may be arbitrarily determined.

Since no public market exists for the Preferred Units, the offering price for the Preferred Units was not determined on an arm's length basis and does not necessarily represent the fair market value of the Preferred Units. In determining the terms of the Offering, the Company gave consideration to the risks associated with its business plan, its assumptions regarding its future financial performance and other considerations it deemed relevant. However, the offering price of the Preferred Units may not bear any direct relationship to the foregoing considerations or any other generally accepted criteria of value and many of such criteria cannot be used in evaluating the offering price because the Company has no operating or financial history.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities during the 1-year period beginning when the securities were issued unless such securities are transferred:

     (1) to the issuer;
     (2) to an accredited investor;
     (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
     (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Risks Related to Proposed Merger with Angel Studios

The merger may not close.

The Company has entered into an Agreement and Plan of Merger with Angel Studios, Inc which valued the Company at an enterprise value of $30,000,000, subject to adjustments. Completion of the merger remains subject to customary closing conditions, including member approval, regulatory filings, and the effectiveness of a registration statement on Form S-4. Company cannot provide assurance that all conditions will be satisfied or that the merger will be consummated. If the merger fails to close, investors may not realize the anticipated value of the transaction.

Consideration is Angel Class A Common Stock

Investors who receive merger consideration will receive shares of Angel stock. The value of that consideration at closing will depend on the market price of Angel's stock at the time of closing, which may be higher or lower than at the time of the merger agreement was signed. Investors bear the risk of fluctuations in Angel's stock price between the signing and closing of the merger.

Concentration of Revenue and Dependency on Angel Studios

Angel Studios accounted for 100% of the Company's revenues for both 2024 and 2025. This concentration creates significant dependency on a single counterparty. If the merger does not close and the relationship with Angel Studios were to deteriorate, the Company's financial condition and results of operations would be materially and adversely affected.

Capital Advance Payments May Convert to Equity

As of December 31, 2025, Angel Studios has provided $8,019,271 in capital advance payments to the Company. If the merger is not consummated, these advances are contractually convertible into Preferred B units at $1.50 per unit, plus a common unit warrant for each two units of preferred issued at a nominal strike price. Such conversion would result in significant dilution to existing investors.

Convertible Notes Represent Significant Indebtedness at Merger Closing

The Company has convertible notes payable outstanding. To the extent these notes remain outstanding or are converted at closing, they may result in downward adjustments to the enterprise value of the Company, which could reduce the per-unit consideration received by investors.

Failure to Close May Trigger Alternative Funding Dependency

If the merger fails to finalize, the Company's continued operations would depend on advance payments from Angel Studios to fund ongoing production activities. The Company has a signed term sheet with Angel Studios providing for contracted monthly capital advance payments for the continued production of the Series; however, there is no guarantee that such payments will be sufficient to sustain operations or that Angel Studios will continue to honor its commitments absent a definitive acquisition agreement. In such circumstances, the Company may need to seek alternative sources of capital, which may not be available on favorable terms or at all.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following Securities as of December 31, 2025:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights

Common Units	Unlimited	17,711,299	Yes	
Class A Preferred Units	Unlimited	7,670,346	No	Preferred Return before Common Unit distributions
Class B Preferred Units	Unlimited	1,266,667	No, except to appoint and designate the Preferred Manager	Preferred Return (which is shared on a pro rata basis with the Class A Preferred Units) before Common Unit distributions. The Class B Preferred Units are afforded certain rights, which are summarized below: 1. Access to Company's facilities and personnel during normal business hours. 2. Certain quarterly and annual financial information. 3. Angel Acceleration Fund ("The Fund") (as the holder of the Class B Preferred Units) and the Common Units have a right of first refusal if a Member desires to transfer their membership interests. 4. The Fund (as the holder of the Class B Preferred Units) has a preemptive right to purchase any "New Securities" (as defined in the Operating Agreement) proposed to be offered by the Company. 5. The Fund (as the holder of the Class B Preferred Units) may elect to have the Company repurchase its Class B Preferred Units upon certain trigger events. 6. The Fund (as the holder of the Class B Preferred Units) has the right to designate one individual (the "Preferred Manager") to the Company's Board of Managers. 7. The vote of the Preferred Manager, as designated by the Fund (as the holder of the Class B Preferred Units) is required for the Company to take certain actions.

The Operating Agreement authorized 3,500,000 incentive common units, of which 2,038,701 remain available for grant. Units granted under the 2024 Equity Incentive Plan are unaffected. Units granted after Q1 2026 will be issued pursuant to the 2026 Equity Incentive Plan, which was adopted by the Board of Managers on April 7, 2026.

Of the 2,000,000 outstanding warrants with 1,468,430 vested at an exercise price of $0.01 per unit with none exercised and thus are not included here as issued common units.

On February 18, 2026, the Company approved a First Amendment to its Amended and Restated Operating Agreement, which, among other things, revised Board composition and certain governance and liquidation provisions. On the same date, by joint written consent of the supermajority member and the Board of Managers, Jason Melton and William Cook were appointed to the Board, effective as of May 8, 2025.

FINANCIAL INFORMATION

Please see the financial information listed in the main filing and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Material Changes and Other Information

The audited financials recognize the grant from the Tennessee Entertainment Commission Incentive Program of $500,000 based on qualified spend for Season 3 in the State of Tennessee. The receivable has already been recognized on the balance sheet.

Other than the matters specifically disclosed in this filing, no additional material trends have been identified.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by an Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promotor of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has entered into a merger agreement with Angel Studios, which is a related party through its equity ownership in the Company. Company has also received capital advance payments from Angel toward the production of Seasons 3-5, revenue concentration of 100% of revenues derive from Angel Studios, and equity interests held by related parties of Angel Studios including Angel Acceleration Fund and Harmon Brothers, LLC.

Conflicts of Interest

Ajay Madhok is simultaneously a Board of Managers member of TCP and a General Partner of Angel Acceleration Fund and EVP at Angel Studios, the acquiring entity.

Both Jason Melton and William Cook are Board of Manager members as well as hold financial interest and ownership in the Company. As a result, each may have a personal financial interest in certain decisions made by the Board, including decisions related to additional capital raises, unit issuances, distributions, and the proposed merger with Angel Studios. The Company does not currently have a formal conflicts of interest policy, and the Board has not established a special committee to evaluate transactions in which board members hold a personal financial interest.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

We, the undersigned, being the CEO and COO, certify that the financial statements of Toothy Cow Productions, LLC included in this Form C-AR are true and complete in all material respects.

_____
James Chris Wall, CEO

_____
Brock Starnes, COO